Exhibit 17.2

SEPARATION AGREEMENT

1.

Scope of Agreement.  This Separation Agreement (“Agreement”), covers all understandings between E. Will Gray III (“Gray”), and Dala Petroleum Corp., a Delaware corporation (“Company”), relating to Gray’s employment and separation from engagement with Company.  Gray has served as the Chief Executive Officer and acting Chief Financial Officer of the Company since June 3, 2014 and has served as a Director of the Company since February 10, 2014. Gray and the Company entered into an Executive Employment Agreement on May 1, 2014 (the “Employment Agreement”) that went into effect on June 3, 2014.

When used herein, the term “Company” also includes any or all current or former affiliated corporations, parent corporations, partnerships, divisions and subsidiaries, and the officers, directors, shareholders, employees, agents, attorneys, successors and assigns of Company.

2.

Separation Date.  Gray’s separation shall be considered effective as of August 21, 2015 (the “Effective Date”).

3.

Company Consideration.  For and in consideration of the promises made by Gray in Paragraph 4 of this Agreement, Company agrees as follows:

(a)

Company, on behalf of itself, its agents, successors and assigns, hereby irrevocably, forever and unconditionally releases, discharges, waives, and holds harmless Gray from each and every claim, cause of action, right, liability, or demand of any kind and nature, arising from, or relating to, Gray’s engagement or separation from engagement with Company.  This general release is a full and final bar to any claims Company may have as of the Effective Date against Gray.

(b)

Company also agrees that this Agreement does not, and shall not be construed to, constitute an admission by Gray of any violation of any federal, state or local statute or regulation, or any violation of any of Gray’s rights or of any duty owed by Gray to Company.

(c)

Company agrees to pay Gray a total of $59,178 (consisting of accrued past pay for his employment since May 1, 2015) (the “Final Payment”) when the Company closes an equity financing transaction that (i) raises more than $1,000,000 in debt or equity financing and (ii) values the Company in an amount in excess of $8,500,000 (the “Triggering Transaction”). Upon the occurrence of a Triggering Transaction, the Company shall deliver the Final Payment to Gray within thirty days after the Closing of the Triggering Transaction.

(d)

Upon the execution of this Agreement, Company agrees authorize the release of funds from its operating account to pay the following expenses and accounts payable.

Gray’s Initials:_____

For Company:_____

Amount	Vendor	Description

$3,753.74	E. Will Gray II	Expense Report dated August 13, 2015
$215.86	Suddenlink	Internet and Cable
$1,050.00	Neal Fausset	Geological worked performed in June
$350.00	American Registrar	TA Monthly Fees
$415.74	Edgar Sources	Edgar Agent
$785.47	Claire Keneally	Chisholm Partner Expense Reimbursement for Loan from Pacific Oil and Gas
$824.46	Pacific Oil and Gas	Fees associated with $99K Loan
$1,322.25	112 Loraine South	August Corporate Rent

(e)

Company agrees to waive the Non-Competition provisions contained in Section 4.6 of Gray’s Employment Agreement, and Gray shall be free to operate within the industry and to pursue any and all business opportunities, including those opportunities Gray examined during his employment with the Company.

4.

Gray Consideration.  For and in consideration of the Final Payments described above, and the promises made by Company in Paragraph 3 of this Agreement, Gray agrees as follows:

(a)

Gray, on behalf of himself, his executors, legatees, devisees, administrators, successors and assigns, hereby irrevocably, forever and unconditionally releases, discharges, waives, and holds harmless Company and each of its past, present and future owners, stockholders, agents, directors, officers, employees, representatives, attorneys, and its predecessors, successors, parents, affiliates, insurers, heirs, executors, administrators and assigns, and all person acting by, through, under or in concert with any of them, of and from each and every claim, cause of action, right, liability, or demand of any kind and nature, whether or not presently known to exist, including, without limitation, those claims arising from, or relating to, Gray’s engagement or separation from engagement with Company.  This general release is a full and final bar to any claims Gray may have as of the Effective Date against Company, including, without limitation, any claims:

(i)

arising from Gray’s engagement, pay, bonuses, vacation, stock rights of the Company, or any other employee benefits, and other terms and conditions of engagement or engagement practices of Company;

(ii)

relating to the separation of Gray’s engagement with Company or the surrounding circumstances thereof;

(iii)

relating to any claims for punitive, compensatory, and/or retaliatory discharge damages; back and/or front pay claims and fringe benefits; or payment of any attorneys’ fees for Gray;

Gray’s Initials:_____

For Company:_____

(iv)

arising under Civil Rights Act of 1866, 1871, 1964, and 1991, Employee Retirement Income Security Act of 1974, the Rehabilitation Act of 1973, the Fair Labor Standards Act, the Equal Pay Act of 1963, the Occupational Safety and Health Act, the Immigration Reform Control Act of 1986, the Age Discrimination in Employment of 1967, the Older Workers’ Benefit Protection Act, the Family and Medical Leave Act of 1993, the Worker Adjustment and Retraining Notification Act of 1989, the Texas Right to Work Law, the Delaware Minimum Wage Act and the Texas Minimum Wage Act (as any of these laws may have been amended) or any other labor, employment, or anti-discrimination laws;

(v)

based on any contract, tort, whistleblower, personal injury, or wrongful discharge theory.

(b

Gray also waives his right to recover in any action which may be brought on his behalf by any person or entity, including, but not limited to, any governmental department or agency such as the Securities and Exchange Commission, FINRA, the Equal Employment Opportunity Commission, the Department of Labor, or the Delaware Labor Commission.

(c)

Gray also agrees that this Agreement does not, and shall not be construed to, constitute an admission by Company of any violation of any federal, state or local statute or regulation, or any violation of any of Gray’s rights or of any duty owed by Company to Gray.

(d)

Gray agrees to waive Gray’s right to future engagement with Company, and Gray shall not reapply for engagement with Company.

(e)

Gray also agrees to cooperate with Company to the fullest extent possible without further compensation for a reasonable period subsequent to Gray’s separation with respect to the completion and transfer of Gray’s work assignments, and any necessary follow-up thereto.

(f)

Gray understands and agrees that, effective on the date of Gray’s separation, Gray was and is no longer authorized to incur any expenses or obligations or liabilities on behalf of Company.

(g)

Gray agrees to return all property belonging to Company.  Gray agrees that any information obtained from Gray’s engagement with Company is considered proprietary and confidential, and Gray agrees not to disclose such information to anyone at any time.

5.

Modification.  This Agreement contains the entire agreement of the parties hereto concerning Gray's engagement and separation from engagement with Company, and there are no agreements, understandings or representations made by Company or Gray concerning that subject matter except as expressly stated herein.  This Agreement supersedes any prior agreement between Company and Gray or his affiliates.  No cancellation, modification, amendment, deletion, addition or other changes in this Agreement or any provision hereof or any right herein provided shall be effective for any purpose unless specifically set forth in a subsequent written agreement signed by both Gray and an authorized representative of Company.

6.

Time To Consider.  Gray acknowledges that, before knowingly and voluntarily signing this Separation Agreement, consisting of six (6) pages in total, excluding exhibits, Gray has read it, has been given a reasonable and sufficient time period within which to consider it, and fully understands its terms, content and effect.

Gray’s Initials:_____

For Company:_____

7.

Construction.  Having had the opportunity to obtain the advice of legal counsel to review and comment upon this Agreement, Gray agrees that this Agreement shall be construed as if the parties jointly prepared it so that any uncertainty or ambiguity shall not be interpreted against any one party and in favor of the other.  Any controversy or claim arising out of, or relating to this Agreement, or it breach, shall be resolved by final and binding arbitration, in accordance with the rules for contractual disputes then obtaining, of the American Arbitration Association, and judgment on the award rendered may be entered in any court having jurisdiction.

8.

Severability and Waiver.  The parties agree that the covenants of this Agreement are severable and that if any single clause or clauses shall be found unenforceable, the entire Agreement shall not fail but shall be construed and enforced without any severed clauses in accordance with the terms of this Agreement.  The parties also agree that any failure by any party to enforce any right or privilege under this Agreement shall not be deemed to constitute waiver of any rights and privileges contained herein.  This Agreement is covered by the laws of the State of Delaware.

9.

Adequacy of Consideration.  The parties further acknowledge the adequacy of the additional consideration provided herein by each to the other, that this is a legally binding document, and that they intend to be bound by and faithful to its terms.

10.

Confidential Information.  Gray acknowledges that, during his engagement and other service with Company and/or its affiliated entities, he has had access to confidential and other information proprietary to Company and/or its affiliated entities, including but not limited to trade secrets, operations, customer and/or distributor information, customer and/or distributor prospects, strategic plans, inventions, business plans, formulas, processes, designs, methods, techniques, know-how, contracts, systems, software programs, works of authorship, plans, proposals, information about products,  and other proprietary information  (collectively referred to as “Confidential Information”).  Gray agrees that he shall not at any time after the execution of this Agreement disclose to any person or entity the Confidential Information acquired during or in connection with his engagement with or in rendering services to Company and/or any of its affiliates without prior written permission from Company. Gray acknowledges that he has been under a non-disclosure clause since the beginning of his engagement. Gray agrees that he shall keep secret the Confidential Information and all matters that have been entrusted to him and shall not use or attempt to use any of the Confidential Information in any manner which may injure or cause loss or may be calculated to injure or cause loss whether directly or indirectly to the Company and/or its affiliates.

Gray’s Initials:_____

For Employer:_____

The above restrictions shall not apply to: (i) information that at the time of disclosure is in the public domain through no fault of Gray; (ii) information received from a third party outside of the Company that was disclosed without a breach of any confidentiality obligation; (iii) information approved for release by written authorization of the Company; or (iv) information that may be required by law or an order of any court, agency or proceeding to be disclosed; provided, Gray shall provide the Company notice of any such required disclosure once Gray has knowledge of it and will help the Company to the extent reasonable to obtain an appropriate protective order.

11.

Non-Disparagement.  Gray and Company (defined as directors, officers and senior staff members) and their agents and representatives have not and shall not make or communicate, directly or indirectly, any negative or disparaging comments or information about each other or any of the current or former officers, directors, managers, supervisors, employees, or representatives of Company or any of its subsidiaries or its parent company and affiliates concerning the reputation or status of the other party’s professional abilities, business, or financial condition.  In the event Gray is asked by a person inside or outside Company or any of its affiliates about his separation from Company and/or the differences between Gray and Company or any of its affiliates, he may state only that he resigned from Company in all capacities and words to the effect that he and Company have resolved any and all differences they may have had on an amicable basis.  In the event a member of Company’s senior staff is asked by a person inside or outside of Company or any of its affiliates about Gray’s separation from Company and/or the differences between Gray and Company and any of its affiliates, they may state only that Gray resigned from Company in all capacities and words to the effect that Gray and Company have resolved any and all differences they may have had on an amicable basis. This non-disparagement provision, however, shall not prohibit Company from providing employment references pertaining to Gray’s former engagement with Company, which Gray expressly consents and permits the Company to provide without any recourse by Gray associated with providing the reference(s).  Company does not waive their legal rights for situations unknown and/or not present in this Agreement.

12.

Equitable Relief; Rights Upon Breach. In the event of any material breach of this Agreement, a party, in addition to any other remedies at law or in equity that it may have, will be entitled to equitable relief, including immediate injunctive relief and specific performance, and both parties acknowledge that a breach of this Agreement by either party would cause irreparable harm to the other.

13.

Attorneys’ Fees.   If any action should be brought at law or in equity to enforce the terms of this Agreement, the non-prevailing party shall reimburse the prevailing party for its costs and expenses, including, but not limited to, reasonable attorneys’ fees and paralegal fees and expenses actually incurred in prosecuting or defending such action, both before, at, or after trial and at all appellate levels and proceedings.

14.

Choice of Law; Jurisdiction; Venue.  This Agreement shall be construed and governed by and under the laws of the State of Delaware, without regard to its choice of law principles.  Any action, suit, or other legal proceeding which is commenced to resolve any matter arising under or relating to any provision of this Agreement shall be commenced only in a court of the State of Colorado (or, if appropriate, a federal court located within Colorado), and each party consents to the jurisdiction of such court and agrees that legal process may be served by United States certified mail, return receipt requested. Venue for any action shall be in Jefferson County, Colorado (or, in the case of a federal court action, in Jefferson County, Colorado).  Process in any proceeding referred to in the preceding sentence may be served on any party anywhere.

15.

Counterparts. This Agreement may be executed in counterparts and transmitted by facsimile, in portable document format (pdf), or other electronic format, each of which shall constitute an original and all of which together shall be deemed a single instrument.

Gray’s Initials:_____

For Employer:_____

IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement to be considered effective as of the Effective Date.

EMPLOYEE:

/s/ E. Will Gray III	DATE:	August 21, 2015
E. Will Gray III

COMPANY:

Dala Petroleum Corp.

/s/ Clancy Cottman	DATE:	August 21, 2015
Name: Clancy Cottman
Title: Chairman

Gray’s Initials:_____

For Employer:_____